Exhibit 12.1

GETTY REALTY CORP.

STATEMENT OF COMPUTATION OF EARNINGS TO FIXED CHARGES

(in thousands)

	Nine Months Ended September 30, 2014	2013	2012	2011	2010 (1)	2009 (1)
Earnings:
Earnings from continued operations before income taxes	$23,475	$27,667	$13,513	$8,888	$33,162	$27,298

Add fixed charges:
Interest expense	7,430	11,667	9,931	5,125	5,050	5,091
Portion of rents representative of the interest factor	1,519	2,364	2,634	2,670	2,336	2,441

Total fixed charges	8,949	14,031	12,565	7,795	7,386	7,532

Earnings	$30,905	$39,334	$23,444	$14,013	$38,212	$32,389

Total fixed charges	$8,949	$14,031	$12,565	$7,795	$7,386	$7,532

Ratio of earnings to fixed charges	3.45x	2.80x	1.87x	1.80x	5.17x	4.30x

(1)	The ratio of earnings to fixed charges for the years ended December 31, 2010 and 2009 has been changed from our prior Form S-3 registration statement, filed by the Registrant with the SEC on May 12, 2011, to reflect the interest component of rental expense.